Exhibit 99

TRANSPORT ENTERPRISE LEASING, LLC

Financial Statements

December 31, 2014 and 2013

(With Independent Auditors' Report Thereon)

TRANSPORT ENTERPRISE LEASING, LLC

Table of Contents

Page
Independent Auditors' Report	1
Financial Statements:
Balance Sheets	2
Statements of Income and Changes in Members' Equity	3
Statements of Cash Flows	4
Notes to the Financial Statements	5 - 14

INDEPENDENT AUDITORS' REPORT

The Members
Transport Enterprise Leasing, LLC

We have audited the accompanying financial statements of Transport Enterprise Leasing, LLC (a Georgia corporation), which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of income and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting polices used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transport Enterprise Leasing, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Lattimore Black Morgan & Cain, PC

Chattanooga, Tennessee
February 27, 2015

TRANSPORT ENTERPRISE LEASING, LLC

Balance Sheets

December 31, 2014 and 2013

Assets
Current assets:	2014	2013
Cash	$3,066,533	$3,380,515
Accounts receivable, net of allowance for doubtful accounts	1,588,444	1,385,166
Net investment in direct financing leases, current	1,972,187	1,139,306
Inventory	6,899,618	2,480,009
Prepaid expenses	265,326	617,611
Restricted cash	600,000	-
Other current assets	133,417	157,316
Total current assets	14,525,525	9,159,923

Net investment in direct financing leases, excluding current portion	7,852,210	7,305,586
Property and equipment, net	56,726,278	32,919,164
Other assets	152,478	71,607
Total assets	$79,256,491	$49,456,280

Liabilities and Members' Equity
Current liabilities:
Trade accounts payable	$657,696	$151,331
Accounts payable to related party	2,240,011	1,850,971
Current portion of line of credit	-	249,600
Current portion of long-term debt	12,751,032	10,725,090
Accrued liabilities	1,084,369	479,423
Total current liabilities	16,733,108	13,456,415

Line of credit	-	600,000
Long-term debt, excluding current maturities	44,534,520	24,934,298
Deferred income taxes	1,152,387	566,119
Total liabilities	62,420,015	39,556,832

Members' equity	16,836,476	9,899,448

Total liabilities and members' equity	$79,256,491	$49,456,280

TRANSPORT ENTERPRISE LEASING, LLC

Statements of Income and Changes in Member’s Equity

December 31, 2014 and 2013

	2014	2013

Sales and lease revenue	$90,196,931	$58,484,010

Operating costs and expenses:
Cost of sales	68,672,503	41,039,944
Depreciation	7,356,396	6,450,802
Administrative and selling expenses	3,711,471	2,840,949
Gain on disposals of property and equipment	(643,991)	(116,236)
Other operating expenses, net	674,872	662,696

Total operating costs and expenses	79,771,251	50,878,155

Operating income	10,425,680	7,605,855

Interest expense, net	2,215,758	1,502,511

Income before income taxes	8,209,922	6,103,344

Income taxes	645,443	460,568

Net income	7,564,479	5,642,776

Distributions paid	(627,451)	(133,053)
Members' equity at beginning of year	9,899,448	4,389,725

Members' equity at end of year	$16,836,476	$9,899,448

TRANSPORT ENTERPRISE LEASING, LLC

Statements of Cash Flows

December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities:
Net income	$7,564,479	$5,642,776
Adjustments to reconcile net income to cash flows provided by operating activities:
Depreciation	7,356,396	6,450,802
Bad debt expense	25,422	23,878
Gain on disposals of property and equipment	(643,991)	(116,236)
Provision for deferred income taxes	486,139	207,096
Other	9,374	10,939

Changes in operating assets and liabilities:
Accounts receivable	(228,700)	(1,110,178)
Inventory	(4,419,609)	942,703
Prepaid expenses	352,285	225,577
Restricted cash	(600,000)	-
Accounts payable	895,405	834,063
Accrued liabilities	705,074	243,281

Net cash provided by operating activities	11,502,274	13,354,701

Cash flows from investing activities:
Purchases of property and equipment	(41,196,773)	(24,111,517)
Purchases of property held for direct financing lease	(4,278,498)	(8,824,582)
Collections on direct financing leases	1,281,382	379,690
Proceeds from disposals of property and equipment	12,294,869	5,961,056
Other	(63,265)	88,894

Net cash used in investing activities	(31,962,285)	(26,506,459)

Cash flows from financing activities:
Proceeds from line of credit	2,404,739	-
Payments of line of credit	(3,254,338)	(650,400)
Proceeds from long-term debt	44,237,881	27,866,179
Payments of long-term debt	(22,611,722)	(12,601,324)
Payment of loan costs	(3,080)	(17,131)
Distributions to members	(627,451)	(133,053)

Net cash provided by financing activities	20,146,029	14,464,271

Increase (decrease) in cash	(313,982)	1,312,513

Cash at beginning of year	3,380,515	2,068,002

Cash at end of year	$3,066,533	$3,380,515

TRANSPORT ENTERPRISE LEASING, LLC

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Nature of operations

Transport Enterprise Leasing, LLC (the "Company"), is organized as a limited liability company under the laws of the state of Georgia. The Company is headquartered in Chattanooga, Tennessee and is engaged in selling and leasing previously owned, over the road tractors and tractor-trailers to commercial trucking firms, owner-operators, and others.

On May 31, 2011, Covenant Transportation Group, Inc. ("Covenant") acquired a 49% interest in the equity of the Company.  The remaining 51% equity interest is owned by the original members of the Company.

The acquisition agreement provides the option for Covenant to acquire the remaining 51% ownership interest of the Company between January 1, 2013 and May 31, 2016 at a price based on a multiple of the Company's average earnings before income and taxes, adjusted for certain items as of the acquisition date.  Subsequent to May 31, 2016, the other members, as a group, have the option to acquire Covenant's interest based on similar terms.

(2)	Summary of significant accounting policies

(a)   Accounts receivable and credit policies

Accounts receivable primarily represent monthly payments due from customers under operating and direct financing leases.  The carrying amount of accounts receivable is reduced by a valuation allowance, if necessary, which reflects management's best estimate of the amounts that will not be collected.  The allowance is estimated based on management's knowledge of its customers, historical loss experience, and existing economic conditions.

(b)	Inventory

Inventory consists of tractors and trailers held for sale and is stated at the lower of cost, determined on the specific identification basis, or market.

(c)   Restricted cash

Restricted cash consists of amounts collected from lessees and held in escrow for lessee equipment maintenance.

(d)   Property and equipment

Property and equipment, which consists primarily of equipment subject to operating leases, is stated at cost.  Assets subject to operating leases are depreciated on the straight-line method over the term of the lease to reduce the asset to its estimated residual value.  Estimated residual values are based on assumptions for used equipment prices at lease termination.  Other property and equipment is depreciated over the assets' estimated useful lives using the straight-line method.  Certain assets are held for lease, and are not depreciated until under lease.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2014 and 2013

Expenditures for maintenance and repairs are expensed when incurred.  Expenditures for renewals or betterments are capitalized.  When property, including off lease equipment, is retired or sold, the cost and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in operations.

(e)	Income taxes

The Company has elected to be taxed as a pass through entity for federal income tax purposes.  As such, federal taxable income and losses pass through to the individual members for inclusion in their personal income tax returns and the Company recognizes only certain state income taxes in the financial statements.

The amount provided for state income taxes is based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events recognized in the financial statements as measured by the provisions of enacted tax laws.

For financial reporting purposes, a tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.  The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.  For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

As of December 31, 2013, the Company had accrued interest and penalties related to uncertain tax positions.  It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

The Company files federal and certain state income tax returns.  The Company is currently open to audit under the statute of limitations for the years ended December 31, 2011 through 2014.

(f)	Revenue recognition

Revenue from equipment sales is recognized upon transfer of title.

Revenue from lease and rental agreements is recognized based on the classification of the arrangement, as either an operating or direct financing lease.  Revenue from rental payments received on operating leases is recognized on a straight line basis over the term of the lease.  Revenues from direct financing leases are recognized using the effective interest method, which provides a constant periodic rate of return on the outstanding investment on the lease.  A direct financing lease receivable is considered impaired, based on current information and events, when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the lease.  Lease and rental revenues were approximately 18% and 23% of total revenues for the years ended December 31, 2014 and 2013, respectively.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2014 and 2013

The Company arranges extended warranty contracts with independent providers for certain tractors sold or leased.  Such contracts typically have terms ranging from one to two years.  Since the Company is not deemed the obligor on these service contracts, net margin on the arrangement is recognized in revenues at the date of sale, or for the lease transactions, net margin is recognized in revenue ratably over the term of the service contract.

The Company also provides 60 day warranty contracts for certain tractors leased under which the Company is the service obligor.  Revenues from these service contracts are recognized ratably over the term of the contract.

(g)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(h)   Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2014 and February 27, 2015, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

(3)	Credit risk and other concentrations

The Company generally maintains cash on deposit at banks in excess of federally insured amounts.  The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk related to cash.

The Company generally does not extend credit in connection with sales of equipment.  When originating equipment leases, management evaluates credit quality of the lease using several factors, including customer characteristics, credit bureau reports, employment history, and ability to pay.  Subsequent to origination, management reviews the credit quality of open leases based on customer payment activity, as well as updated credit bureau reports and other inputs.  During 2014, sales to the two largest customers accounted for an aggregate of $21,208,523, or 29% of total revenues. During 2013, sales to the two largest customers accounted for an aggregate of $10,936,238, or 19% of total revenues.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2014 and 2013

The Company purchases equipment from a member, as well as unrelated companies.  During 2014, 12% of equipment purchases were from a member, and purchases from two unrelated suppliers represented 34% of total equipment purchases. During 2013, 23% of equipment purchases were from a member, and purchases from an unrelated supplier represented 23% of total equipment purchases.

All direct financing leases are guaranteed by subsidiaries of an unrelated entity.  Revenue from these leases totaled $2,631,021 and $1,111,610 during 2014 and 2013 respectively.

(4)	Assets and liabilities measured at fair value

Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1     -   Inputs to the valuation methodology are unadjusted quoted prices for identicalassets or liabilities in active markets that the Company has the ability to access.
Level 2     -   Inputs to the valuation methodology include:
-   Quoted prices for similar assets or liabilities in active markets;
-   Quoted prices for identical or similar assets or liabilities in inactive markets;
-   Inputs other than quoted prices that are observable for the asset or liability;
                                      -   Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

                                          If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3     -   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuations techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodology used for assets measured at fair value.  There have been no changes in the methodology used at December 31, 2014.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2014 and 2013

(a)   Financial instruments

The carrying amount of financial instruments, consisting of cash, accounts receivable, accounts payable, and current debt, approximate their fair value due to their relatively short maturities. Interest rates that are currently available to us for issuance of long-term debt with similar terms and remaining maturities are used to estimate the fair value of our long-term debt, which is carried at amortized cost and consists of revenue equipment installment notes.

(b)   Non-financial assets

The Company’s non-financial assets, which include inventory and property and equipment, are not required to be measured at fair value on a recurring basis.  However, if certain triggering events occur, or if an annual impairment test is required and the Company is required to evaluate the non-financial instrument for impairment, a resulting asset impairment would require that the non-financial asset be recorded at the fair value.  The Company did not measure any non-recurring, non-financial assets or recognize any amounts in earnings related to changes in fair value for non-financial assets for the periods ended December 31, 2014 and 2013.

(5)	Accounts receivable

A summary of accounts receivable as of December 31, 2014 and 2013 is as follows:

	2014	2013
Trade receivables	$1,656,943	$1,448,042
Less allowance for doubtful accounts	68,499	62,876
	$1,588,444	$1,385,166

(6)	Net investment in direct financing leases

During 2013, the Company began a direct financing lease program.  Investment in direct financing leases as of December 31, 2014 and 2013 consisted of the following:

	2014	2013
Total minimum lease payments to be received	$14,797,502	$15,264,129
Less unearned income	(4,973,105)	(6,819,237)

Net investment in direct financing leases	9,824,397	8,444,892

Less current portion	(1,972,187)	(1,139,306)

Net investment in direct financing leases, excluding current portion	$7,852,210	$7,305,586

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2014 and 2013

Future minimum rental payments due from direct financing leases at December 31, 2014 were as follows:

Year	Amount

2015	$4,276,688
2016	4,282,341
2017	4,597,970
2018	1,640,503
$14,797,502

(7)       Operating leases

The Company leases tractors and trailers to customers under operating lease agreements with terms generally ranging from 12 to 48 months.

Amounts contractually due for rentals on operating leases as of December 31, 2014 are as follows:

Year	Amount

2015	$14,140,085
2016	12,135,075
2017	8,007,663
2018	1,878,368
$36,161,191

(8)       Property and equipment, net

A summary of property and equipment, net as of December 31, 2014 and 2013 is as follows:

	2014	2013
Assets subject to operating leases:
Tractors	$37,061,696	$26,717,322
Trailers	22,065,196	11,031,100

	59,126,892	37,748,422
Accumulated depreciation	(9,591,876)	(8,638,250)
	49,535,016	29,110,172

Other equipment	165,265	80,743
Accumulated depreciation	(21,503)	(4,568)
	143,762	76,175
Assets held for lease	7,047,500	3,732,817

	$56,726,278	$32,919,164

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2014 and 2013

(9)       Accrued liabilities

A summary of accrued liabilities as of December 31, 2014 and 2013 is as follows:

	2014	2013
Accrued income taxes	$-	$165,331
Security deposits	392,169	131,443
Unrecognized tax benefits	-	100,128
Maintenance escrow	618,387	44,269
Accrued interest	53,971	30,372
Other	19,842	7,880
	$1,084,369	$479,423

(10)           Long-term debt

A summary of long-term debt as of December 31, 2014 and 2013 is as follows:

	2014	2013
Mercedes Benz Financial Services, USA LLC Installment notes issued under $20 million facility, ranging in terms from 24 months to 60 months; interest ranging from 3.75% to 4.95%; collateralized by tractors and trailers and personal guarantee of certain members.	$21,401,496	$4,847,226

Regions Equipment Finance Corporation Installment notes issued under $23 million facility, ranging in terms from 24 months to 48 months; interest ranging from 4.30% to 6.56%, collateralized by tractors and trailers.	13,505,697	19,047,467

Synovus Bank Installment notes issued under $8 million facility, ranging in terms from 24 months to 48 months; interest ranging from 4.75% to 4.95%; collateralized by tractors and trailers and personal guarantee of certain members.	7,762,212	-

Cohutta Banking Company Installment notes issued under $2 million facility, ranging in terms from 24 months to 36 months; interest of 4.75%; collateralized by tractors and trailers and personal guarantee of certain members.	1,694,127	1,904,517

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2014 and 2013

CapitalMark Bank & Trust Installment notes, ranging in terms from 24 months to 48 months; interest ranging from 4.75% to 5.5%; collateralized by tractors and trailers.	7,339,225	5,945,203

Cornerstone Community Bank Installment notes issued under $6 million facility, ranging in terms from 12 months to 48 months; interest ranging from 4.29% to 4.95%; collateralized by tractors and trailers and personal guarantee of a member.	5,582,795	3,914,975

Total long-term debt	57,285,552	35,659,388

Less current installments	(12,751,032)	(10,725,090)

Long-term debt, excluding current installments	$44,534,520	$24,934,298

At December 31, 2014, the Company maintained the following bank lines of credit:

$1,500,000 facility with Capital Bank & Trust:  Interest is payable monthly at a variable rate equal to the greater of one month Wall Street Journal Prime plus 1.00%, which was 4.25% at December 31, 2014, or 4.50%. Advances under the line of credit are collateralized by equipment and guaranteed by a member. This line matures on April 5, 2015.  Advances outstanding at December 31, 2014 and 2013 were $0 and $600,000, respectively.

$500,000 facility with CapitalMark Bank & Trust ("CapitalMark"):  Principal and interest are payable on demand.  Otherwise, interest is payable monthly at a fixed rate of 4.50%, and principal is due on June 20, 2015. Advances under the line of credit are guaranteed by certain members, and CapitalMark reserves a right of setoff of the Company's depository accounts with CapitalMark ($28,521 as of December 31, 2014).  Advances outstanding at December 31, 2014 and 2013 were $0 and $249,600, respectively.

A summary of future maturities of long-term debt as of December 31, 2014 is as follows:

Year	Amount

2015	$12,751,032
2016	16,414,272
2017	15,957,529
2018	11,853,771
2019	308,948
$57,285,552

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2014 and 2013

(11)           Income taxes

The provision for state income taxes during 2014 and 2013 is as follows:

	2014	2013

Current tax expense	$159,304	$253,472
Deferred tax expense	486,139	207,096

Total provision for income taxes	$645,443	$460,568

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The deferred income tax liabilities of $1,152,387 and $566,119 for December 31, 2014 and 2013, respectively, result primarily from the use of accelerated methods of depreciation of property and equipment for income tax purposes.

During 2014, the Company determined that the reserve for unrecognized tax benefits included in accrued liabilities totaling $100,128 as of December 31, 2013 was no longer required.  Accordingly, the 2014 provision for income taxes reflects a credit for the amount of the previously-recorded reserve.

(12)           Contingent liabilities

The Company is sometimes a party to routine litigation arising in the ordinary course of business. The Company currently does not have any pending legal proceedings or knowledge of any asserted or unasserted claims where a loss contingency is probable and/or estimable and thus has not provided for any loss contingencies in the financial statements. The Company maintains insurance to cover potential property damage for inventory held in Chattanooga, Tennessee.  In addition, the Company’s lease agreements require the lessees to maintain certain property coverage, whereby the Company is named as the beneficiary to any proceeds should a loss event occur.

(13)           Related party transactions

The Company engaged in the following transactions with a member during the years ended December 31, 2014 and 2013, respectively:

●	Purchases of previously owned equipment amounting to $13,976,609 and $16,041,134, respectively.

●	Payment of fees for miscellaneous equipment items, equipment maintenance, and management services amounting to $2,726,851 and $2,356,433, respectively.

At December 31, 2014 and 2013, accounts payable for cash disbursements made by a member on behalf of the Company under a cash management arrangement totaled $2,240,011 and $1,850,971, respectively. Accounts receivable from a member totaled $9,142 and $24,613 at December 31, 2014 and 2013, respectively.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2014 and 2013

(14)	Supplemental disclosures of cash flow statement information

	2014	2013

Interest paid	$2,200,052	$1,485,111

Income taxes paid (received), net	$332,687	$(41,648)

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